Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario

May 26, 2021

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the virtual Annual Meeting of Shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held on May 26, 2021. Each of the matters set out below is described in greater detail in the Management Information Circular of the Company prepared in connection with the Meeting which can be found at: www.hydroone.com/investor-relations/agm

1. Election of Directors

Each of the 11 nominees proposed for election as directors were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

NOMINEES	VOTES FOR		VOTES WITHHELD
	#	%	#	%
Cherie Brant	508,179,742	99.94	287,903	0.06
Blair Cowper-Smith	506,819,001	99.68	1,648,644	0.32
David Hay	508,308,366	99.97	158,279	0.03
Timothy Hodgson	508,092,494	99.93	375,151	0.07
Jessica McDonald	508,313,303	99.97	154,342	0.03
Stacey Mowbray	508,308,275	99.97	159,370	0.03
Mark Poweska	508,335,023	99.97	132,483	0.03
Russel Robertson	504,337,458	99.19	4,130,187	0.81
William Sheffield	508,304,383	99.97	163,262	0.03
Melissa Sonberg	502,632,898	98.85	5,834,747	1.15
Susan Wolburgh Jenah	508,331,246	99.97	136,399	0.03

2. Appointment of External Auditors

	VOTES FOR		VOTES AGAINST
KPMG LLP was appointed as the external auditors of the Company for the ensuing year and the directors were authorized to fix their remuneration.	#	%	#	%
	508,774,741	99.92	391,007	0.08

3. Advisory Resolution on Approach to Executive Compensation

	VOTES FOR		VOTES AGAINST
The advisory vote on the Company’s approach to executive compensation was approved.	#	%	#	%
	500,429,168	98.42	8,038,477	1.58

Dated this 26th day of May, 2021.

HYDRO ONE LIMITED

By:	/s/ Maureen Wareham
Name: Maureen Wareham
Title: Corporate Secretary

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